Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Limited
("AngloGold")
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000043485

FURTHER CAUTIONARY ANNOUNCEMENT

Cautionary announcements were released on 16 May 2003 and 13 June 2003 in relation to a potential merger between Ashanti Goldfields Company Limited ("Ashanti") and AngloGold and on 5 August 2003, the boards of directors of AngloGold and Ashanti announced the terms of the recommended merger of these two companies.

AngloGold is awaiting a response from the Government of Ghana, a substantial shareholder and regulator of Ashanti, on whether it will support the proposed merger.  AngloGold understands that the Government is awaiting a report from its financial advisors on the proposed merger. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
22 September 2003

JSE Sponsor: UBS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission ("SEC") on 7 April 2003.

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.